
OCDfeat™
Live victoriously.
Digital Tracking and Treatment Support for Obsessive Compulsive Disorder
How are you feeling?

INVEST IN **OCDFEAT**

A remote therapeutic monitoring platform for therapists treating OCD

ocdfeat.com Madison, WI Technology Healthcare SaaS

Highlights

1. We are delivering purpose-built technology to meet the acute needs of an underserved population
2. Our founder has lived experience with OCD and is an active member of the IOCDF and OCD WI
3. Our main competition is the continued use of paper-- preferred by neither therapists nor patients
4. Our team has nearly 30 years of combined healthcare experience spanning tech, sales, and operations
5. Our platform stands to shorten treatment cycles and increase access to high-demand services
6. Being an early investor has advantages. We've bootstrapped our way to early results.

Featured Investor



Phil C Ouellette
Syndicate Lead

Follow

Invested $10,000

Business coach, entrepreneur, investor

"I've known Jason Niosi, the Founder/CEO, for the past 12 years. First, as colleagues in the company I was running and later stayed in touch becoming friends. Jason first shared the initial concept of OCDfeat with me over a cup of coffee during the early days of COVID. It was borne out of his deep frustration as the parent of a child coping with OCD and a medical system that's not equipped with the appropriate tools to help therapists consistently monitor patient homework between sessions. Clear to me at that early stage was Jason's intense passion to fix this lived experience. He just couldn't let this go. Equally compelling was the long-term business opportunity. The need for behavioral health treatment is growing. And there's a shortage of therapists to meet that need. OCDfeat's platform is also well-positioned to expand beyond OCD into additional areas of the behavioral space allowing for improved treatment and the ability of clinicians to more effectively serve many more patients. It's why I was eager to be Jason's first investor and to now, supporting this Wefunder effort to see the company continue to improve its platform and expand its subscriber base."

Our Team



Jason Niosi Founder & CEO

Jason is an seasoned healthcare sales and marketing leader who is also raising a child with OCD. He is the VP of OCD Wisconsin, on the parents & families committee for the IOCDF, and established an overnight therapeutic camp for adolescents with OCD.



Brian Wedderspoon Co-founder & COO

Brian is a healthcare industry veteran who as a consultant worked with large provider organizations to reshape business functions early in his career before making the pivot to technology, where he helped build and launch a pharmacy SaaS solution.

Join us as we help those struggling with OCD "live victoriously!"

Obsessive Compulsive Disorder (OCD) is a severely debilitating disorder affecting up to 3% of the population, including nearly **10 million people in the US and 240 million people worldwide.** It disrupts people's relationships, health, careers, and personal development.



BACKGROUND
Obsessive Compulsive Disorder (OCD) is a debilitating mental health condition affecting up to 3 percent of the population.
That's over 10 million people in the US and over 240 million people globally who get stuck in a cycle of thinking.
OBSESSIONS
ANXIETY
COMPULSIONS
RELIEF
OCD CYCLE
People with OCD are 10x more likely to die by suicide.
Sources: International OCD Foundation, World Health Organization
Copyright © 2025. Confidential & Proprietary.

Effective treatment for OCD requires that patients engage with therapists in-clinic (or virtually), as well as **track symptoms and complete homework between sessions**. Therapists, however, lack digital tools to support patient care between sessions, **creating a reliance on paper-based methods.**

PROBLEM

Effective OCD treatment requires patients track symptoms and do homework between therapy sessions.

Lacking digital tools, therapists rely on paper-based methods.



"Ban Book" for tracking compulsions



Worksheets for at-home ERP therapy

Paper-based methods are:

- **Insecure and inconvenient.** Notebooks and worksheets are often wrongfully accessed, lost, and stolen.
- **Not engaging.** This contributes to therapy dropout rates of 20-30%.
- **Unsynthesized.** Time is lost to manual work needed to find data and tabulate progress measures.
- **Disconnected.** Therapists lose touch with patients between appointments.

Copyright © 2025. Confidential & Proprietary.

OCDfeat is a novel care enablement and remote therapeutic monitoring platform for therapists and patients.


SOLUTION
OCDfeat is a remote therapeutic monitoring (RTM) platform for patients and therapists.
For Patients:
Digital health tools for improved tracking and management
For Therapists:
Digital health tools for remote patient monitoring, asynchronous interventions, and progress tracking
Copyright © 2025. Confidential & Proprietary.
4

For patients, OCDfeat provides a **safer and more engaging** way to digitally track symptoms, manage at-home treatment plans, record anxiety levels, and view progress toward therapy goals.


SOLUTION
A digital pocket knife for patients
A more engaging, convenient, and secure way for patients to:
Record triggers, compulsions, and responses
Complete at-home exposure therapy
Record anxiety scores via GAD-7 survey
Trend performance metrics
Communicate asynchronously with their therapist
Lower stress. Shorten the treatment cycle. Avoid cost.
Copyright © 2025. Confidential & Proprietary.

For therapists, OCDfeat allows them to digitally create, assign, and monitor compliance with at-home treatment plans ("homework"). Therapists can also use OCDfeat to remote-monitor symptoms and anxiety levels, intervening asynchronously when needed. Last, OCDfeat automates time-consuming tasks like progress measurement and reporting.


SOLUTION
A digital sidekick for therapists



A faster, safer way to:

- Create and prescribe at-home exposure therapy treatment plans
- Remote-monitor compliance
- Measure outcomes and trend performance
- Communicate with patients and families

Save time. Prioritize what matters. Broaden reach.

Copyright © 2025. Confidential & Proprietary.

OCDfeat aims to help reduce the average treatment cycle by 20% or more. This result would allow therapists to generate new revenue, save patients considerable time and money, shrink waitlists by creating capacity for therapists to see more patients, and stem burnout trends currently affecting therapists and other healthcare providers.

Digital health tools like OCDfeat that help patients achieve their therapy goals **20%** faster stand to:

1. Save a patient (or a family) nearly **$500** over 12 weeks.
2. Shrink waitlists by **2-4 weeks**, increasing access to therapy for up to 30 new patients per provider per year.
3. Increase therapist satisfaction and **reduce burnout** caused by time-consuming administrative tasks.
4. Gain future coverage by health insurance plans under planned CPT codes for remote therapeutic monitoring (RTM) at a rate that offers a **favorable ROI to therapists**.

* Based on CPT 98978 and supporting codes

Copyright © 2025. Confidential & Proprietary.

We are acquiring new customers via a **direct outreach campaign that prioritizes therapists with concentrated OCD patient panels** and who are among the estimated 485,000+ behavioral health specialists practicing in the U.S. who may ultimately benefit from using OCDfeat.



TRACTION
We have intentionally bootstrapped our way from idea → product → revenue on less than $50K of outside funding.
Additionally, we have:
1. Developed and launched our B2B platform for providers in 8 weeks.
2. Secured a growing network of early-adopter providers using OCDfeat with their patients.
3. Obtained author permissions to incorporate leading OCD and anxiety assessments into the platform (C/Y-BOCS, SCARED, SCAARED, etc.), addressing a frequent request from our provider network that could save them 15 minutes to 3 hours per use.
OC
Care & Compassion
C&P
pure ocd therapy
Lotus Psychology Practice, PLLC
Healthy Minds
The Anxiety OCD Treatment Center
(A sampling of early adopter customers)
Copyright © 2025. Confidential & Proprietary.
8

Early reactions from our growing network of therapists are encouraging.


CUSTOMER DISCOVERY
What are we hearing from OCD specialists?
I would use this for my practice instead of an EHR.
As a therapist working with clients struggling with OCD, I have found OCDfeat to be an invaluable resource. It allows my clients to effectively track their compulsions and exposure homework, fostering greater self-awareness and accountability.
I can see this helping my patients who are struggling to track anything at all. And for early on in the process when it is a high touch-point situation.
Copyright © 2025. Confidential & Proprietary.

How do we make money? Therapists acquire licenses to use OCDfeat at a rate of $9/patient/month or at a flat rate of $29/provider/month for unlimited patients. That means for **about the cost of 12 minutes of their time** each month, they can offer their patients a better treatment experience that stands to improve outcomes and save time.


REVENUE MODEL
For the cost of about 12 minutes of their time per month, therapists can:
1. Offer a better treatment experience to ALL of their OCD clients
2. Drive compliance with treatment plans and protocols, producing improved outcomes in less time
3. Save time and reduce administrative burden
4. Prepare for value-based care arrangements with health plans
Pay as You Grow
$9.00
Per client per month
Get the Most
$29.00
Per provider per month
(unlimited patients)
Copyright © 2025. Confidential & Proprietary.
10

Up to 10 million people in the U.S. live with OCD. That equates to a **$1.7 billion total addressable market** for us. Tier 2 markets include Canada, the U.K., and Australia, pushing our total addressable market north of $2.4 billion.


MARKET
OCD affects up to 240M people worldwide.
We will first focus sales efforts in the US, followed by those in Canada, the UK, and Australia.
Patients
Therapists
Market
US 10.1M + 485K = $1.7B
US, CAN, UK, AUS 14.2M + 1.5M = $2.4B
Global 240M + 6.8M = $40.3B
Copyright © 2025. Confidential & Proprietary.

Success in the OCD space will present opportunities for us to expand to meet the needs of other mental health conditions such as anxiety disorder, depression, mood disorders, PTSD, and substance use disorders. Each of these markets is 2-6x larger than OCD, presenting considerable growth opportunities beyond OCD. But, for now our focus is on OCD.


Anxiety | 63 million
Depression
62 million
Mood (incl. Bipolar)
32 million
PTSD & Substance Use
20 million (each)
OCD
10 million

* Note: Estimated population sizes do not factor co-occurrence.

And we're just getting started...

A host of other conditions are treated with Cognitive Behavioral Therapy (CBT) which benefits from behavior tracking and between-visit homework – *capabilities we're getting rather good at.*

Copyright © 2025. Confidential & Proprietary.

We seek to be at the forefront of delivering SaaS-based remote therapeutic monitoring services in a **digital mental health market forecasted to grow at a compound annual rate >20% through 2032.**

There's room in our market for an alternative model.

We are a frontier developer of remote therapeutic monitoring (RTM) services in a market expected to **grow at an annual rate of 21.5%, reaching $21.9BN by 2032***

* Source: Market Research Future

Company	Domain / *Model*	Noteworthy
OCDfeat	**OCD** *B2B SaaS (RTM)*	○ Raising pre-seed ○ Early traction in frontier category for behavioral health
nocd	**OCD** *DTC Teletherapy*	○ $85M raised since 2018 ○ 300K community members
inflow	**ADHD** *DTC SaaS*	○ $16.8M raised since 2020 ○ Y-Combinator S21 ○ $47.99/month
glooko	**Diabetes** *B2B SaaS (RPM)*	○ $424M raised since 2010 ○ 3.4M users; 7.5K clinics ○ Global footprint
rootd	**Anxiety & Panic** *DTC SaaS*	○ 2M users ○ Pricing similar to OCDfeat

Copyright © 2025. Confidential & Proprietary.

The high-growth digital mental health market in which we operate is highly fragmented. We believe consolidation forces will create exit opportunities for companies with deep expertise, loyal customers, and strong brand recognition.

EXIT OPPORTUNITIES

User growth and retention will create opportunities for our investors.

1. **Acquisition by a Strategic Buyer.** Market consolidation will favor companies with deep domain/condition expertise and loyal customer bases.
2. **Acquisition by a Financial Buyer.** Driven by strong, consistent financial performance and a vision of where the market is headed next.
3. **Public Offering.** Driven by high growth, a proven ability to execute with precision, and favorable market conditions.
4. **Dividend Income.** Earnings shared with investors based on accumulated success and confidence in the future.

Copyright © 2025. Confidential & Proprietary. 14

OCDfeat is the result of the lived experience of our founder, Jason Niosi, who is raising a child with OCD. **The challenges he has faced throughout this experience are the opportunities now in front of us.** Our founding team has nearly 30 years of healthcare industry experience, and almost as much experience in the startup space. Our domain expertise includes software engineering, product management, sales and marketing, finance, and operations.



TEAM
Our team knows healthcare, technology, sales, and operations.
Jason Niosi
Founder & CEO
Lived experience as a parent of a child with OCD
20 years marketing, PR, and bus-dev expertise
Silicon Valley startup veteran
Executive Board Member OCD Wisconsin
President of Fearless Camps (for OCD and Anxiety)
Brian Wedderspoon
Co-Founder & COO
17 years of healthcare experience, 8 with startups
Experience designing and launching a SaaS app
Skilled operator & high-performing team builder
Named a "Rising Star" while consultant at Deloitte
Georgetown MBA
Colin Brookes
CTO
35+ years of IT experience including solution architecture, product design, and development
Focused exclusively on healthcare data quality and interoperability for the past 15 years
Leading HL7 and FHIR integrations expert
Copyright © 2025. Confidential & Proprietary.

We are raising an initial $100K to support go-to-market plans, including sales/marketing and product development activities to drive user growth and adoption.


INVESTMENT OPPORTUNITY
$124,000
To support sales and marketing, operations, and product development, including platform expansion and integrations, an analytics dashboard, dedicated mobile app and proof-of-concept generative AI features
Use of Funds:
9.0%
21.0%
40.0%
30.0%
Wefunder Fees
Product Development
Sales & Marketing
Operating Expense
Copyright © 2025. Confidential & Proprietary.
17